(As filed February 6, 2001)

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U5B

                             REGISTRATION STATEMENT

                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935

        ---------------------------------------------------------------

                               KeySpan Corporation

                              (Name of Registrant)

                               Steven L. Zelkowitz

                    Senior Vice President and General Counsel

                               KeySpan Corporation

                              One MetroTech Center

                            Brooklyn, New York 11201

         ---------------------------------------------------------------
                (Name and Address of Officer to whom Notices and
                       Correspondence should be Addressed)


                        The Commission is also requested

                              to send copies of any

                          communications in connection

                              with this matter to:

                             Kenneth M. Simon, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP

                                2101 L Street, NW

                             Washington, D.C. 20037

        ---------------------------------------------------------------

                            Glossary of Defined Terms

When used herein, the following terms have the meaning set forth below:

Eastern           Eastern Enterprises

EnergyNorth       EnergyNorth, Inc.

KeySpan           KeySpan Corporation

Merger U-1 The Form U-1 Application/Declaration, as amended, filed by KeySpan Corporation and ACJ Acquisition LLC in File No. 70-9641.

Financing U-1     The Form U-1 Application/Declaration, as amended, filed by
                  KeySpan Corporation in File No. 9699.

Transaction       The business combination by and among KeySpan Corporation, ACJ
                  Acquisition and Eastern Enterprises.

                             REGISTRATION STATEMENT

        The  undersigned   holding  company  hereby  submits  its   registration
statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act.

        1. Exact name of registrant:  KeySpan Corporation

        2. Address of Principal executive offices:  One MetroTech Center
                                                     Brooklyn, New York 11201

        3. Name and address of chief accounting officer:

                Ronald S. Jendras
                Vice President & Controller
                KeySpan Corporation
                One MetroTech Center
                Brooklyn, New York 11201

        4. Certain information as to the registrant and each subsidiary company thereof:


Name of Company                                    Organization          State of             Type of Business
                                                                         Organization



KeySpan Corporation                                Corporation           New York             Holding Company
    KeySpan Exploration and
    Production, LLC                                Limited Liability     Delaware             Natural Gas and Oil
                                                   Company                                    Exploration and Development

    KeySpan Gas East Corporation

    d/b/a KeySpan Energy Delivery                  Corporation           New York             Gas Utility
    Long Island

    KeySpan Corporate Services, LLC                Limited Liability     New York             Services
                                                   Company
    KeySpan Energy Corporation                     Corporation           New York             Intermediate Holding Company

     The Brooklyn Union Gas

     Company d/b/a Keyspan                         Corporation           New York             Gas Utility
     Energy Delivery New York

        North East Transmission Co.,
        Inc.                                       Corporation           Delaware             Holds General Partner
                                                                                              Interest in the Iroquois Gas
                                                                                              Transmission System, L.P.
                  Iroquois Gas                     Limited Partnership   Delaware             Natural Gas Pipeline
                  Transmission System,
                   L.P.

           Boundary Gas, Inc.                      Corporation           Delaware             Gas Marketer

           Alberta Northeast Gas, Ltd.             Corporation           Canada               Gas Marketer

        KeySpan Natural Fuels, LLC                 Limited Liability     Delaware             Oil & Gas Wells
                                                   Company

        KeySpan North East Ventures, Inc.          Corporation           Delaware             Non-Utility Holding Company

           Northeast Gas Markets LLC               Limited Liability     Delaware             Natural Gas Procurement and
                                                   Company                                    Marketer

        THEC Holdings Corp.                        Corporation           Delaware             Non-Utility Holding Company

           The Houston Exploration Company         Corporation           Delaware             Natural Gas and Oil
                                                                                              Exploration

               Seneca-Upshur Petroleum, Inc.       Corporation           Delaware             Owns Oil and Gas Properties

        GEI Development Corp.                      Corporation           Delaware             Inactive

        KeySpan Energy Development Corporation     Corporation           Delaware             Non-Utility Holding Company

           GTM Energy, LLC                         Limited Liability     Delaware             Develops Electric Generation
                                                   Company                                    Projects

           Honeoye Storage Corporation             Corporation           New York             Natural Gas Storage Facilities

           Adrian Associates L.P.                  Partnership           New York             Natural Gas Storage Services

           KeySpan International Corporation       Corporation           Delaware             Non-Utility Holding Company

               KeySpan C.I., LTD                   Company               Cayman Islands       Non-Utility Holding Company

                  KeySpan UK Limited               Company               United Kingdom       Non-Utility Holding Company

                      Premier Transco Limited      Company               Northern Ireland     Natural Gas Pipeline

                      Phoenix Natural Gas          Company               Northern Ireland     Foreign Utility Company
                      Limited                                                                 ("FUCO")

               KeySpan C.I. II, LTD                Company               Cayman Islands       Non-Utility Holding Company

                  Grupo KeySpan, S. de R.L. de     Company               Mexico               Non-Utility Holding Company
                  C.V.

                      FINSA Energeticos S. de      Company               Mexico               FUCO
                      R.L. de C.V.

           KeySpan Cross Bay, LLC                  Limited Liability     Delaware             Owns a 25% Interest in Cross
                                                   Company                                    Bay Pipeline Company, LLC

               Cross Bay Pipeline Company, LLC     Limited Liability     Delaware             Natural Gas Pipeline (in
                                                   Company                                    development)

           KeySpan Islander East Pipeline, LLC     Limited Liability     Delaware             50% Interest in Islander East
                                                   Company                                    Pipeline Company, LLC

               Islander East Pipeline Company,     Limited Liability     Delaware             Natural Gad Pipeline (in
               LLC                                 Company                                    development)

           KeySpan Midstream LLC                   Limited Liability     Delaware             Non-Utility Holding Company
                                                   Company

               KeySpan CI Midstream Limited        Company               Cayman Islands       Non-Utility Holding Company

                  KeySpan Luxembourg S.A.R.L.      Limited Liability     Luxembourg           Non-Utility Holding Company
                                                   Company

                      Nicodama Beheer V B.V.       Corporation           Netherlands          Non-Utility Holding Company

                      KS Midstream Finance Co.     Corporation           Nova Scotia          Non-Utility Holding Company

                         KeySpan Energy            Corporation           Nova Scotia          Non-Utility Holding Company
                         Development Co.

                             KeySpan Energy        Corporation           Canada               Owns a 19% interest in the
                             Canada Ltd.                                                      Taylor Gas Liquids Partnership

                             Alberta Laterals      Corporation           Canada               Natural Gas Transportation
                             Company Ltd.                                                     and Processing

                             The Taylor Gas        Partnership           Canada               Owns an Interest in Gas
                             Liquids Partnership                                              Extraction Plant

                             KeySpan Energy        General Partnership   Canada               Natural Gas Processing and
                             Canada Partnership                                               Gathering Systems

                             KeySpan Energy        Company               Canada               Managing of Natural Gas
                             Canada Limited                                                   Processing and Gathering
                                                                                              Companies

    KeySpan Utility Services LLC                   Limited Liability     New York             Utility Services
                                                   Company

    KeySpan Generation LLC                         Limited Liability     New York             Electric Utility
                                                   Company

    KeySpan Electric Services LLC                  Limited Liability     New York             Operation and Maintenance
                                                   Company                                    Services for electric
                                                                                              facilities

    KeySpan Energy Trading Services LLC            Limited Liability     New York             Energy Broker
                                                   Company

    Marquez Development Corp.                      Corporation           New York             Uranium Mill and Mine Which
                                                                                              is Being Dismantled

    Island Energy Services Company, Inc.           Corporation           New York             Inactive

    LILCO Energy Systems, Inc.                     Corporation           New York             Holds a 1% general partner
                                                                                              interest in Iroquois Gas
                                                                                              Transmission System, L.P.

    KeySpan Ravenswood, Inc.                       Corporation           New York             Exempt Wholesale Generator

    KeySpan Ravenswood Services Corp.              Corporation           New York             Operation and Maintenance
                                                                                              Services

    KeySpan Services Inc.                          Corporation           Delaware             Non-Utility Holding Company

        Binsky & Snyder, Inc.                      Corporation           New Jersey           Installs HVAC Systems

        Binsky & Snyder Service, Inc.              Corporation           New Jersey           Services and Maintains HVAC
                                                                                              Systems

        WDF, Inc.                                  Corporation           New York             Mechanical Contracting
                                                                                              Services

        Roy Kay, Inc.                              Corporation           New Jersey           Mechanical and General
                                                                                              Contracting Services

        Roy Kay Electrical Company                 Corporation           New York             Electrical Contracting
                                                                                              Services

        Roy Kay Mechanical, Inc.                   Corporation           New Jersey           Installation and Renovation
                                                                                              of Sprinkler and Fire
                                                                                              Suppression Systems

        Active Conditioning Corp.                  Corporation           New Jersey           Installation and Maintenance
                                                                                              of HVAC Systems

        KeySpan Communications Corp.               Corporation           New York             Owns a Fiber Optic Network

        KeySpan Energy Solutions, LLC              Limited Liability     New York             Service and Maintenance  of
                                                   Company                                    HVAC Systems and Gas
                                                                                              Appliances

           KeySpan Plumbing Solutions, Inc.        Corporation           New York             Plumbing and Maintenance
                                                                                              Services

        Fritze KeySpan, LLC                        Limited Liability     Delaware             Designs, Builds and Installs
                                                   Company                                    HVAC Systems

        KeySpan Energy Management, Inc.            Corporation           Delaware             Non-Utility Holding Company
                                                                                              and Installs and Constructs
                                                                                              HVAC Systems

           KeySpan Engineering Associates, Inc.    Corporation           New York             Reviews Power Supply Needs
                                                                                              Customers and Designs
                                                                                              Efficient Power Systems

           R.D. Mortman, LLC                       Limited Liability     New York             Installs and Services HVAC
                                                   Company                                    Systems

        KeySpan Energy Services, Inc.              Corporation           Delaware             Energy Marketer

        Delta KeySpan, Inc.                        Corporation           Delaware             Designs and Installs HVAC
                                                                                              Systems

        Paulus Sokolowski and Sartor, Inc.         Corporation           New Jersey           Engineering and Consulting
                                                                                              Services

        Fourth Avenue Enterprise Piping Corp.      Corporation           New York             Maintenance and Installation
                                                                                              of HVAC Systems

    KeySpan Energy Supply LLC                      Limited Liability     Delaware             Energy Broker
                                                   Company

    KeySpan Technologies Inc.                      Corporation           New York             Sells Equipment that Promotes
                                                                                              New Technologies

              Enporion, Inc.                       Corporation           Delaware             Exempt
                                                                                              Telecommunications
                                                                                              Company

    Honeoye Storage Corporation                    Corporation           New York             Natural Gas Storage

    KeySpan MHK, Inc.                              Corporation           Delaware             Holds a 25% Equity Interest
                                                                                              in MyHomeKey.com, Inc.

        MyHomeKey.com, Inc.                        Corporation           Delaware             Exempt
                                                                                              Telecommunications
                                                                                              Company

    KeySpan Engineering and Survey, Inc.           Corporation           New York             Engineering and
                                                                                              Surveying Company

    Eastern Enterprises                            Voluntary             Massachusetts        Intermediate Holding

                                                  Association                                Company


Name of Company                                    Organization          State of             Type of Business
                                                                         Organization


        Boston Gas Company d/b/a

        KeySpan Energy Delivery New                Corporation           Massachusetts        Gas Utility
        England

        Colonial Gas Company d/b/a KeySpan         Corporation           Massachusetts        Gas Utility
        Energy Delivery New England

        Transgas, Inc.                             Corporation           Massachusetts        Over the Road  Transportation
                                                                                              of Liquefied Natural Gas and
                                                                                              Propane

        Essex Gas Company d/b/a KeySpan Energy     Corporation           Massachusetts        Gas Utility
        Delivery New England

        AMR Data Corporation                       Corporation           Massachusetts        Meter Reading Services

        Eastern Associated Securities Corp.        Corporation           Massachusetts        Holds Investment Securities

        Eastern Energy Systems Corp.               Corporation           Delaware             Inactive

        Eastern Rivermoor Company, Inc.            Corporation           Massachusetts        Real Estate Company

        Eastern Urban Services, Inc.               Corporation           Delaware             Holds Passive Real Estate
                                                                                              Interests

        Midland Enterprises, Inc.                  Corporation           Delaware             Non-Utility Holding Company

           Capital Marine Supply, Inc.             Corporation           Louisiana            River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           Chotin Transportation, Inc.             Corporation           Louisiana            River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           Eastern Associated Terminals Company    Corporation           Delaware             River Barge Transportation
                                                                                              Services and Related Support

                                                                                              Activities



Name of Company                                    Organization          State of             Type of Business
                                                                         Organization



           Federal Barge Lines, Inc.               Corporation           Delaware             River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

               River Fleets, Inc.                  Corporation           Louisiana            River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           Hartley Marine Corp.                    Corporation           Delaware             River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           Minnesota Harbor Service, Inc.          Corporation           Minnesota            River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           The Ohio River Company                  Corporation           West Virginia        River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

               The Ohio River Company Traffic      Corporation           Pennsylvania         River Barge Transportation
               Division, Inc.                                                                 Services and Related Support
                                                                                              Activities

           The Ohio River Terminals Company        Corporation           Delaware             River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           Orgulf Transport Co.                    Corporation           Delaware             River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           Orsouth Transport Co.                   Corporation           Delaware             River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           Port Allen Marine Service, Inc.         Corporation           Louisiana            Inactive



Name of Company                                    Organization          State of             Type of Business
                                                                         Organization


           Red Circle Transport Co.                Corporation           Delaware             River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

           West Virginia Terminals, Inc.           Corporation           West Virginia        River Barge Transportation
                                                                                              Services and Related Support
                                                                                              Activities

        Mystic Steamship Corporation               Corporation           Delaware             Inactive

        PCC Land Company, Inc.                     Corporation           Texas                Real Estate

        Philadelphia Coke Co., Inc.                Corporation           Delaware             Inactive

        KeySpan Home Energy Services (New          Corporation           Massachusetts        HVAC Services
        England), Inc. f/n/a ServicEdge
        Partners, Inc.

        Western Associated Energy Corp.            Corporation           Delaware             Inactive

        EnergyNorth, Inc.                          Corporation           New Hampshire        Intermediate Holding Company

           EnergyNorth Natural Gas, Inc. d/b/a     Corporation           New Hampshire        Gas Utility
           KeySpan Energy Delivery New England

           Broken Bridge Corporation               Corporation           New Hampshire        Holds Undeveloped Real Estate

           EnergyNorth Propane, Inc.               Corporation           New Hampshire        Distributes Propane in Bulk
                                                                                              Containers

               VGS Propane , LLC                   Limited Liability     Vermont              Distributes Propane in Bulk
                                                   Corporation                                Containers

           EnergyNorth Realty, Inc.                Corporation           New Hampshire        Owns and Leases a Buildings
                                                                                              to Associate Companies

           ENI Mechanicals, Inc.                   Corporation           New Hampshire        Non-Utility Holding Company

               Northern Peabody, Inc.              Corporation           New Hampshire        Mechanical Contractor
                                                                                              (HVAC)



Name of Company                                    Organization          State of             Type of Business
                                                                         Organization


               Granite State Plumbing and          Corporation           New Hampshire        Mechanical Contractor
               Heating, Inc.                                                                  (HVAC)


                                    BUSINESS

        5.  Describe briefly:

            (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;

            Information regarding the general character of the business of KeySpan and its subsidiaries is set forth in Item 1.B. of the Merger U-1 which is incorporated by reference herein. Information regarding the statistics relating to sales, purchases, operating revenues, and customers for KeySpan and its subsidiaries can be found in the following documents: Item 1 of the Annual Report of KeySpan on Form 10-K for the period ending December 31, 1999 (File No. 1-14161) ("KeySpan Annual Report"); Item 1 of the Annual Report of Eastern on Form 10-K for the year ended December 31, 1999 (File No. 1-02297) ("Eastern Annual Report"); and in Item 1 of the Annual Report of EnergyNorth on Form 10-K form the fiscal year ended September 30, 1999 (File No. 1-11441) (EnergyNorth Annual Report"), the applicable portions of which are hereby incorporated by reference.

            (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

            Information regarding any substantial changes which may have occurred in the general character of the business of KeySpan and its subsidiaries during the preceding five years can be found in KeySpan's, Eastern's and EnergyNorth's respective 10-Ks for each of the previous five years , which have been previously filed with the Commission and are incorporated by reference herein.

                                    PROPERTY

        6. Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

            Information regarding the principal plants, properties and other important physical units of KeySpan and its subsidiaries is set forth in the following documents, the applicable portions of which are incorporated by reference: Item 1.B of the Merger U-1; Item 1 of the KeySpan Annual Report; Item 1 of the Eastern Annual Report; and
            Item 2 of the EnergyNorth Annual Report.

                             INTERSTATE TRANSACTIONS

        7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

            None of KeySpan's public utility companies are engaged in the transmission of electric energy or gas in interstate commerce. KeySpan's gas utility companies do purchase gas transportation and storage services for service to their retail customers from regulated interstate pipeline suppliers.

                             SECURITIES OUTSTANDING

        8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:


                                   FUNDED DEBT

            (a) For each issue or series of funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c) below)

                        BY PERMISSION OF THE STAFF OF THE COMMISSION,  COLUMNS E
               THROUGH I HAVE BEEN OMITTED.

As of: 12/31/2001


                   A                                      B                            C                     D
--------------------------------------------------------------------------------------------------------------------------
                                                                                                          Amount

                Name of                               Title of                      Amount                Issued
                Obligor                                 Issue                     Authorized               Less
               (Note 1)                               (Note 2)                     (Note 3)               Retired
--------------------------------------------------------------------------------------------------------------------------
Colonial Gas Company                    First Mortgage Bonds                          25,000                25,000
Colonial Gas Company                    First Mortgage MTN's Series A                 65,000                65,000
Colonial Gas Company                    First Mortgage MTN's Series B                 75,000                30,000
Essex County Gas Company                First Mortgage Bonds                          18,000                18,000
Energy North Natural Gas                Mortgage Bonds                                41,872                41,872
Midland Enterprises                     First Ship Mortgage Bonds                     69,461                69,461
Midland Enterprises                     First Ship Mortgage MTN's                     68,000                68,000
EnergyNorth Realty, Inc.                Mortgage Notes Payable                           761                   761


                                  CAPITAL STOCK

        (b) For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include any warrants, options or other securities reported under paragraph 8(d)).

                  BY PERMISSION  OF THE  STAFF  OF  THE  COMMISSION,  COLUMNS  G
                     THROUGH J HAVE BEEN OMITTED.

         As of  12/31/00


------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                     Col. A                             Col. B            Col. C           Col. D           Col. E         Col. F
------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                                                                                       Amount Reserved

                                                                          Amount        for Options,      Additional   Amount Issued
                 Name of Issuer                     Title of Issue      Authorized        Warrants,         Amount     (Col. C Less
                                                    (Notes 1 and 2)     by Charter      Conversions &      Unissued       Cols. D
                                                                                        Other Rights                      and E)
------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
KeySpan Corporation                                  Common Stock,      450,000,000      10,500,000       313,636,974    136,363,026
                                                     .01 par value

KeySpan Corporation                                Preferred Stock,         ---              N/A              ---          553,000
                                                       Series C,
                                                     100 par value

KeySpan Corporation                                Preferred Stock,         ---              N/A              ---          197,000
                                                       Series D,
                                                     .01 par value

KeySpan Gas East Corporation                         Common Stock,          100              N/A               0             100
d/b/a KeySpan Energy Delivery Long Island            .01 par value

KeySpan Energy Corporation                           Common Stock,          100              N/A               0             100
                                                   .33 1/3 par value

The Brooklyn Union Gas Company                       Common Stock,          100              N/A               0             100
d/b/a KeySpan Energy Delivery New York             .33 1/3 par value

North East Transmission Co., Inc.                    Common Stock,         3,000             N/A              ---            100
                                                     no par value

                                                     Common Stock           ---              N/A              ---            ---
Boundary Gas, Inc.

                                                    Class A Common          ---              ---              ---            890
Boundary Gas, Inc.                                       Stock

                                                    Class B Common          ---              ---              ---             1
Alberta Northeast Gas, Ltd.                              Stock

                                                     Common Stock,         1,500             N/A               0            1,500
KeySpan North East Ventures, Inc.                    no par value


                                                     Common Stock,         1,500             N/A             1,400           100
THEC Holdings Corp.                                  no par value

                                                     Common Stock,      50,000,000        3,133,276       20,016,669     29,983,331
The Houston Exploration Company                      .01 par value

                                                   Preferred Stock,      5,000,000           N/A               0          5,000,000
The Houston Exploration Company                      .01 par value

                                                     Common Stock,          100              N/A               0             100
Seneca-Upshur Petroleum, Inc.                        50 par value

                                                     Common Stock,         1,500             N/A             1,400           100
GEI Development Corp.                                no par value

                                                     Common Stock,        10,000             N/A             9,900           100
KeySpan Energy Development Corporation               .01 par value


------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                     Col. A                             Col. B            Col. C           Col. D           Col. E         Col. F
------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                                                     Common Stock,          ---              N/A              ---            ---
Honeoye Storage Corporation                          .01 par value

                                                     Common Stock,        10,000             N/A            9, 990           10
KeySpan International Corporation                    .01 par value

                                                     Common Stock,        50,000             N/A            49,990           10
KeySpan C.I., LTD                                   1.00 par value

                                                     Common Stock,          100              N/A               0             100
KeySpan UK Limited                                    1.00 (U.K.)

                                                      Preferred,         5,761,591           N/A           5,761,591          0
Premier Transco Limited                             1.00 par value

                                                       Ordinary,          860,925            N/A               0           860,928
Premier Transco Limited                             1.00 par value

                                                       Ordinary,         6,622,519           N/A               0          6,622,519
Phoenix Natural Gas Limited                         1.00 par value

                                                      Preferred,        155,490,966          N/A          70,409,870     85,958,966
Phoenix Natural Gas Limited

                                                     Common Stock,        50,000             N/A             4,990           10
KeySpan C.I. II, LTD                                1.00 par value

                                                     Common Stock,        50,000             N/A            499,500          500
KeySpan CI Midstream Limited                        1,000 par value

                                                     Common Stock           400              N/A               0             400
Nicodama Beheer V B.V.

                                                     Common Stock,       1,000,000           N/A            999,001          999
KS Finance Co.                                       no par value

                                                     Common Stock,       1,000,000           N/A              ---           1,594
KeySpan Energy Development Co.                       no par value


                                                     Common Stock,       Unlimited           N/A              N/A            100
KeySpan Energy Canada Inc.                          1.00 par value

                                                     Common Stock,      10,000,000           N/A              ---            ---
Alberta Laterals Company Ltd.                       1.00 par value

KeySpan Energy Canada Facilities Limited             Common Stock           100              N/A               0             100

                                                     Common Stock,          200              N/A              196             4
Marquez Development Corp.                            no par value

                                                     Common Stock,        20,000             N/A            19,000          1,000
Island Energy Services Company, Inc.                 .01 par value

                                                     Common Stock,          200              N/A              160            40
LILCO Energy Systems, Inc.                           no par value

                                                     Common Stock,          200              N/A               0             200
KeySpan Ravenswood, Inc.                             no par value

                                                     Common Stock,          200              N/A               0             200
KeySpan Ravenswood Services Corp.                    no par value

                                                     Common Stock,         1,500             N/A             1,400           100
KeySpan Services Inc.                                no par value

                                                    Class A Common        20,000             N/A             6,744         13,256
Binsky & Snyder, Inc.                                    Stock

                                                    Class B Common          500              N/A               0             500
Binsky & Snyder, Inc.                                    Stock



------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                     Col. A                             Col. B            Col. C           Col. D           Col. E         Col. F
------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------

------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                                                     Common Stock,         1,500             N/A              45            1,455
Binsky & Snyder Service, Inc.                        no par value

                                                     Common Stock,          200              N/A               0             200
WDF, Inc.                                            no par value

                                                     Common Stock,         1,000             N/A               0            1,000
Roy Kay, Inc.                                        no par value

                                                     Common Stock,          200              N/A               0             200
Roy Kay Electrical Company                           no par value

                                                     Common Stock,          100              N/A               0             100
Roy Kay Mechanical, Inc.                             no par value

                                                     Common Stock,         2,500             N/A               0            2,500
Active Conditioning Corp.                            no par value

                                                     Common Stock,          200              N/A               0             200
KeySpan Communications Corp.                         no par value

                                                     Common Stock,          200              N/A              190         10 shares
KeySpan Plumbing Solutions, Inc.                     no par value

                                                     Common Stock,         5,000             N/A               0            5,000
KeySpan Energy Management, Inc.                      no par value

                                                     Common Stock,        75,000             N/A            45,066         28,934
KeySpan Engineering Associates, Inc.                5.00 par value

                                                     Common Stock,         1,500             N/A             1,400           100
KeySpan Energy Services, Inc.                        no par value

                                                     Common Stock,         1,500             N/A             1,490           10
Delta KeySpan, Inc.                                  no par value

                                                     Common Stock         500,000            N/A            257,738        242,262
Paulus Sokolowski and Sartor, Inc.

                                                     Common Stock,          200              N/A              100            100
Fourth Avenue Enterprise Piping Corp.                no par value

                                                     Common Stock,          200              N/A               0             260
KeySpan Technologies Inc.1                         .01 no par value

                                                          N/A               N/A              N/A              N/A            N/A
Honeoye Storage Corporation

                                                     Common Stock,          100              N/A               0             100
KeySpan MHK, Inc.                                    .01 par value

                                                          N/A               N/A              N/A              N/A            N/A
MyHomeKey.com, Inc.

                                                     Common Stock,          300              N/A               0             300
KeySpan Engineering and Survey, Inc.                 no par value

                                                     Common Stock,      50,000,000           N/A          27,016,704     22,983,296
Eastern Enterprises                                 1.00 par value

                                                     Common Stock,        514,184            N/A               0           514,184
Boston Gas Company d/b/a KeySpan Energy              100 par value
Delivery New England

--------------
1 KeySpan Technologies, Inc. owns an approximately 12.5% equity interest in Enporion, Inc which is an exempt telecommunications company under the Act. KeySpan does not have the other information immediately available regarding Enporion that is required by this section; it will file such information by amendment.


------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                     Col. A                             Col. B            Col. C           Col. D           Col. E         Col. F
------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                                                     Variable Term       1,200,000           N/A            120,000       1,080,000
Boston Gas Company d/b/a KeySpan Energy               Preferred,
Delivery New England                                   Series A

                                                     Common Stock,        200,000            N/A            199,900          100
Colonial Gas Company d/b/a KeySpan Energy           1.00 par value
Delivery New England
                                                     Common Stock,        32,000             N/A               0           32,000
Transgas, Inc.                                      10.00 par value

                                                     Common Stock,        200,000            N/A            199,900          100
Essex Gas Company d/b/a KeySpan Energy Delivery      no par value
New England

                                                   Preferred Stock,      1,200,000           N/A           1,199,900         100
Essex Gas Company d/b/a KeySpan Energy Delivery      no par value
New England

                                                     Common Stock,          200              N/A              100            100
AMR Data Corporation                                 .01 par value

                                                     Common Stock,        300,000            N/A            299,900          100
Eastern Associated Securities Corp.                  .10 par value

                                                     Common Stock,          100              N/A               0             100
Eastern Energy Systems Corp.                        1.00 par value

                                                     Common Stock,        200,000            N/A            199,900          100
Eastern Rivermoor Company, Inc.                      .01 par value

                                                     Common Stock,          100              N/A               0             100
Eastern Urban Services, Inc.                        1.00 par value

                                                     Common Stock,         1,000             N/A             984.5          15.5
Midland Enterprises, Inc.                            100 par value

                                                     Common Stock,          100              N/A              50             50
Capital Marine Supply, Inc.                          100 par value

                                                     Common Stock,       1,451.11            N/A               0          1,451.11
Chotin Transportation, Inc.                          100 par value

                                                     Common Stock,          250              N/A              230            20
Eastern Associated Terminals Company                 no par value

                                                     Common Stock,        500,000            N/A            449,900        50,100
Federal Barge Lines, Inc.                           10.00 par value

                                                     Common Stock,          100              N/A               0             100
River Fleets, Inc.                                   no par value

                                                     Common Stock,         1,000             N/A              990            10
Hartley Marine Corp.                                 no par value

                                                     Common Stock,         1,000             N/A              990            100
Minnesota Harbor Service, Inc.                       .01 par value

                                                     Common Stock,        300,100            N/A            300,000          100
The Ohio River Company                              5.00 par value

                                                     Common Stock,          250              N/A              240            10
The Ohio River Company Traffic Division, Inc.        no par value

                                                     Common Stock,          250              N/A              230            20
The Ohio River Terminals Company                     no par value


------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------
                     Col. A                             Col. B            Col. C           Col. D           Col. E         Col. F
------------------------------------------------- -------------------- -------------- ------------------ -------------- ------------

                                                     Common Stock,          250              N/A              230            20
Orgulf Transport Co.                                 no par value

                                                     Common Stock,          250              N/A              230            20
Orsouth Transport Co.                                no par value

                                                     Common Stock,        200,000            N/A            80,000         120,000
Port Allen Marine Service, Inc.                      no par value

                                                     Common Stock,          250              N/A              230            20
Red Circle Transport Co.                             no par value

                                                     Common Stock,         5,000             N/A             4,900           100
West Virginia Terminals, Inc.                       1.00 par value

                                                     Common Stock,         1,000             N/A              990            10
Mystic Steamship Corporation                        1.00 par value

                                                     Common Stock,         5,000             N/A               0            5,000
PCC Land Company, Inc.                               10 par value

                                                     Common Stock,         1,000             N/A               0            1,000
Philadelphia Coke Co., Inc.                          100 par value

                                                     Common Stock,        200,000            N/A            199,900          100
KeySpan Home Energy Services (New England),          .01 par value
Inc. f/n/a ServicEdge Partners, Inc.

                                                     Common Stock,          100              N/A               0             100
Western Associated Energy Corp.                     1.00 par value

                                                     Common Stock,          ---              N/A              ---         3,322,903
EnergyNorth, Inc.                                   1.00 par value

                                                     Common Stock,        120,000            N/A               0           120,000
EnergyNorth Natural Gas, Inc. d/b/a KeySpan          25 par value
Energy Delivery New England

                                                   Preferred Stock,       17,000             N/A               0           17,000
EnergyNorth Natural Gas, Inc. d/b/a KeySpan          100 par value
Energy Delivery New England

                                                   Preferred Stock,       10,000             N/A               0           10,000
Broken Bridge Corporation                           1.00 par value

                                                   Preferred Stock,       100,000            N/A            75,000         25,000
EnergyNorth Propane, Inc.                           1.00 par value

                                                   Preferred Stock,       50,000             N/A               0             500
EnergyNorth Realty, Inc.                             100 par value

                                                   Preferred Stock,       10,000             N/A               0           10,000
ENI Mechanicals, Inc.                               1.00 par value

                                                   Preferred Stock,       10,000             N/A               0           10,000
Northern Peabody, Inc.                              1.00 par value

                                                   Preferred Stock,       10,000             N/A               0           10,000
Granite State Plumbing and Heating, Inc.            1.00 par value

                             CONTINGENT LIABILITIES

        (c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

        Information regarding contingent liabilities is set forth below:

3. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:


                                                       Proceeds

                                                     Received by       Approximate             Name of             Underwriters
Titles of Issue                    Amount Issued      Issuer per         Expenses            Underwriters             Initial
                                  or Sold ($000)     $100 (Before       of Issuer           or Purchasers            Offering
                                                      Expenses)          per $100                                      Price

New Bond Issues

---------------
KeySpan Generation LLC Pollution        $41,125                                         Goldman Sachs & Co., JP       100.000%
Control Refunding Revenue Bonds                                                         Morgan & Co. and  Merrill
                                                                                        Lynch and Co.
KeySpan Gas East Corporation           $400,000         $399,344         $2,600         Merrill Lynch & Co.,           99.836%
Medium Term Notes                                                                       Chase Securities Inc.,
                                                                                        JP Morgan & Co.
KeySpan Gas East Corporation           $125,000
Medium Term Notes
KeySpan Corporation                    $700,000         $698,488         $4,200         JP Morgan & Co., Chase         99.784%
5 year Notes                                                                            Securities Inc., Saloman
                                                                                        Smith Barney, et al

KeySpan Corporation                    $700,000         $699,482         $4,550         JP Morgan & Co., Chase         99.926%
10 year Notes                                                                           Securities Inc., Saloman
                                                                                        Smith Barney, et al

KeySpan Corporation                    $250,000         $249,610         $2,188         JP Morgan & Co., Chase         99.844%
30 year Notes                                                                           Securities Inc., Saloman
                                                                                        Smith Barney, et al

Bond Re-Offerings

-----------------

Brooklyn Union Gas  Facility           $125,000                                         Goldman, Sachs & Co. and      100.000%
Revenue Bonds 1997 Series A-1                                                           Lehman Brothers
and A-2


Equity Offerings

----------------

Beginning in 1998, KeySpan implemented a stock buy back program whereby 25 million shares of common stock were repurchased. In accordance with employee stock purchase plans these shares have been reserved for employee purchase and are currently being sold on an on-going basis.

                                OTHER SECURITIES

        (d) A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptance which mature within nine months.

Employee Discount Stock Purchase Plan

The KeySpan Employee Discount Stock Purchase Plan (the "EDSPP") provides that eligible employees may purchase Common Stock of KeySpan each calendar month at 90% of the average of the high and low sales price (the "Purchase Price") for such shares on the last day of the month on which shares are traded on the New York Stock Exchange. Generally, all employees of KeySpan or its wholly-owned subsidiaries are eligible to participate in the EDSPP except (i) employees who have not been on the payroll for at least three months as of the beginning of a purchase period; (ii) employees who customarily are employed less than five months in any calendar year; (iii) part-time employees; (iv) Directors who are not also employees of KeySpan; and (v) employees of KeySpan's wholly-owned subsidiaries (or similar entities) which entities have not been approved by KeySpan as eligible to participate in the EDSPP.

Employees will be able to purchase shares either by a payroll deduction method or by making lump sum payments or both. In any one month purchase period, the total payments by an employee to purchase shares, including both payroll deductions and lump sum payments, cannot exceed 20% of their salary at the beginning of such period. Moreover, the fair market value of shares purchased by an employee under the EDSPP, during any calendar year, cannot exceed $25,000, nor may any employee purchase shares if the purchase would cause him/her to own 5% or more of the total combined voting power or value of all shares of common stock of KeySpan.

Employees may also sell any or all of their shares acquired under the EDSPP at a price based on the weighted average of all shares sold by the EDSPP Administrator during a given selling period, adjusted to exclude brokerage commissions.

The proceeds received by KeySpan from purchases under the EDSPP will be used for construction and other corporate purchases or for the purchase of shares on the open market on behalf of a participant. Shareholders of KeySpan have authorized the issuance of up to 750,000 shares of common stock under the EDSPP. To date, approximately 600,000 shares of Common Stock have been issued under the EDSPP.

The Investor Program

The Investor Program is an open enrollment and dividend reinvestment plan. The Plan is designed to provide individuals with a convenient and inexpensive way to purchase and sell shares of Common Stock of KeySpan and to reinvest all or a portion of their cash dividends in additional shares of Common Stock. The investors participating in the Plan (the "Participants") will be charged modest fees for certain services and transactions.

Participants in the Plan may:

Begin participation by making an Initial Investment of at least $250 but not more than $150,000, the annual maximum investment.

Purchase additional shares of Common Stock automatically by reinvesting all or a portion of their cash dividends. Dividend payments not reinvested will be paid to Participants by check or will be deposited electronically upon written request.

Purchase additional shares of Common Stock by making Optional Cash Investments on a weekly basis by check or electronic transfer in amounts of at least $25 per investment but not more than $150,000 per year.

Deposit their Common Stock certificates with the Plan Administrator, as such term is defined below, for safekeeping free of charge.

Request the issuance of a certificate, or transfer to another Participant all or a portion of their Plan shares free of charge. Certificates will only be issued in whole share amounts.

Sell Plan shares by providing written instructions to the Plan Administrator or by using the automated telephone sales feature.

Participants will be charged a sales fee of $5.00 for each transaction and a brokerage commission of $0.05 per share sold.

Beneficial owners of KeySpan Stock whose shares are registered in the names of brokers or bank nominees (i.e. held in "street name"), may participate only in the dividend reinvestment feature of the Plan by making arrangements with their brokers/banks to participate on such beneficial owner's behalf.

The Plan is authorized to issue up to 5,000,000 shares of the KeySpan's Common Stock for purchase under the Plan. To date, approximately 1.2 million shares have been issued under the Plan.

The Plan provides for the issuance of Common Stock directly from KeySpan either from shares held in KeySpan's treasury or as newly issued shares. The Plan also provides for the purchase of Common Stock on the open market by an agent independent of KeySpan. To the extent that shares of Common Stock are purchased directly from KeySpan, the net proceeds are expected to be used for general corporate purposes.

The Long-Term Performance Incentive Compensation Plan

The KeySpan Long-Term Performance Incentive Compensation Plan (the "Plan") provides for granting key employees, directors, officers and consultants of four types of awards on a stand alone, combination or tandem basis, specifically, stock options, incentive stock options, restricted shares and performance stock awards. The Plan is administered by the Compensation and Nominating Committee (the "Committee") of the Board of Directors. Currently, the Plan provides that the total number of shares of Common Stock with respect to which awards may be granted under the Plan may not exceed 10,500,000 shares, and that the total number of shares of Common Stock with respect to which stock options (including incentive stock options) and performance stock awards may be granted in any one year to any individual participant may not exceed 750,000 shares (subject, in each case, to adjustment in the event of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or other such change). As of the date hereof, approximately 2,500 persons are eligible to participate in the Plan. No payments or contributions are required to be made by the persons who participate in the Plan other than the payment of any purchase price upon the exercise of a stock option and any payment required by the Committee with respect to an award of restricted shares.

A stock option award grants the recipient the right to buy a specified number of shares of Common Stock at a fixed exercise price during a specified time, and subject to such other terms and conditions, all as the Committee may determine; provided that the exercise price of any stock option shall not be less than 100% of the fair market value of the Common Stock on the date of grant of the award.

A grant of restricted shares pursuant to the Plan is a transfer of shares of Common Stock, for such consideration and subject to such restrictions, if any, on transfer or other incidents of ownership, for such periods of time as the Committee may determine. The certificates representing the restricted shares shall be held by KeySpan as escrow agent until the end of the applicable period of restriction, during which the shares may not be sold, assigned, transferred, pledged, exchanged, encumbered or disposed of. However, during the period of restriction, the recipient of restricted shares will be entitled to vote the restricted shares and to retain cash dividends paid thereon.

A performance stock award is a right granted to a participant to receive restricted shares that are not issued to the participant until after the satisfaction of the performance goals during a performance period. A performance stock award is earned by the participant over a time period determined by the Committee on the basis of performance goals established by the Committee at the time of grant. Performance goals established by the Committee may be based on one or more of the following criteria: earnings or earnings growth; earnings per share; return on equity, assets, capital employed or investment; revenues or revenue growth; gross profit; gross margin; operating profit; operating margin; operating cash flow; stock price appreciation and total shareholder return. If the performance goals set by the Committee are not met, no restricted shares may be issued pursuant to the performance stock award.

In the event of a change of control of KeySpan, the following shall occur with respect to any and all awards outstanding: (i) automatic lapse of all restrictions and acceleration of any time periods relating to the exercise or vesting of stock options and restricted shares so that awards become immediately exercisable or vested; and automatic satisfaction of performance goals on a pro rata or other basis set forth in the award agreement with respect to the number of restricted shares issuable pursuant to a performance stock award so that such pro rata or other portion of such restricted shares becomes immediately vested and (ii) all awards become non-cancelable.

Except as otherwise provided in the Plan, the Board may at any time terminate, and, from time to time, amend or modify the Plan. Any such action of the Board may be taken without the approval of KeySpan's shareholders, but only to the extent that such shareholder approval is not required by applicable law or regulation. Furthermore, no amendment, modification, or termination of the Plan shall adversely affect any awards already granted to a participant without his or her consent. No amendment or modification of the Plan may change any performance goal, or increase the benefits payable for the achievement of a performance goal, once established for a performance stock award.

To date, approximately 7.9 million options have been issued under the Plan.

Shareholder Rights Plan

KeySpan has entered into a Rights Agreement pursuant to which one preferred stock purchase right (a "Right") per share of Common Stock was distributed as a dividend to shareholders of record on the close of business on April 14, 1999. Each Right, when exercisable, will entitle the holder thereof to purchase one one-hundredth of a share of Series D Preferred Stock at a price of $95.00 per share. The Rights will be exercisable only if a person or a group acquires 20% or more of the outstanding shares of Common Stock or announces a tender offer following which it would hold 20% or more of such outstanding Common Stock. The Rights entitle the holders, other than the acquiring person, to purchase Common Stock having a market value of two times the exercise price of the Right. If, following the acquisition by a person or group of 20% or more of KeySpan's outstanding shares of Common Stock, KeySpan were acquired in a merger or other business combination, each Right would be exercisable for that number of the acquiring company's shares of common stock having a market value of two times the exercise price of the Right. Subject to the terms of the Rights Agreement, KeySpan may redeem the Rights at one cent per Right at any time until ten days following the occurrence of an event that causes the Rights to become exercisable for Common Stock. The Rights expire in ten years.

                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.


------------------------------------------------------------- ------------------- ---------------- --------------------
                       Name of Issuer                          Number of Common   % Voting Power    Issuer Book Value
                                                                 Shares Owned                            ($000)
------------------------------------------------------------- ------------------- ---------------- --------------------
KeySpan Gas East Corporation  d/b/a KeySpan Energy Delivery

Long Island                                                          100               100%              550,025

KeySpan Energy Corporation                                        70,000,000           100%              426,488

The Brooklyn Union Gas Company  d/b/a KeySpan Energy

Delivery New York                                                    100               100%              883,225

North East Transmission Co., Inc.                                    100               100%              24 ,022

KeySpan North East Ventures, Inc.                                   1,500              100%                4,228

THEC Holdings Corp.                                                  100               100%              387,033

The Houston Exploration Company                                   29,983,331            70%              396,744

GEI Development Corp.                                                100               100%               (5,772)

KeySpan Energy Development Corporation                               100               100%               337,090

KeySpan International Corporation                                     10               100%               121,954



------------------------------------------------------------- ------------------- ---------------- --------------------
                       Name of Issuer                          Number of Common   % Voting Power    Issuer Book Value
                                                                 Shares Owned                            ($000)
------------------------------------------------------------- ------------------- ---------------- --------------------

KeySpan C.I., LTD                                                     10               100%                99,460

KeySpan UK Limited                                                   100               100%                31,050

KeySpan C.I. II, LTD                                                  10               100%                164,000

KeySpan Generation LLC                                                LLC               100%               194,567

KeySpan Utility Services LLC                                          LLC               100%                (1,988)

KeySpan Energy Trading Services LLC                                   LLC               100%                 7,638

KeySpan Electric Services LLC                                         LLC               100%                25,273

KeySpan CI Midstream Limited                                          500               100%                208,619

Nicodama Beheer V B.V.                                                400               100%                 51,043

KeySpan Energy Development Co. (N.S.)                                1,594              100%                 88,061

KeySpan Energy Canada Ltd.                                             100              100%                 2,403

Solex Production Limited                                               100              100%                19,628

Marquez Development Corp.                                                4               75%                (6,633)

Island Energy Services Company, Inc.                                 1,000               70%                    93

LILCO Energy Systems, Inc.                                              40                70%                 2,801

KeySpan Ravenswood, Inc.                                               200               100%               182,568

KeySpan Ravenswood Services Corp.                                      200               100%                 2,501

KeySpan Services Inc.                                                  100               100%                 34,756

Binsky & Snyder, Inc.                                                13,256              100%                  38,990

WDF, Inc.                                                              200               100%                  44,126

Roy Kay, Inc.                                                         1,000              100%                  20,548

Active Conditioning Corp.                                             2,500              100%                   3,222

KeySpan Communications Corp.                                            200               100%                 27,076

KeySpan Energy Management, Inc.                                       5,000              100%                  40,616

KeySpan Energy Services, Inc.                                           100               100%                  1,658

KeySpan Corporate Services LLC                                          LLC               100%                  23,991


------------------------------------------------------------- ------------------- ---------------- --------------------
                       Name of Issuer                          Number of Common   % Voting Power    Issuer Book Value
                                                                 Shares Owned                            ($000)
------------------------------------------------------------- ------------------- ---------------- --------------------

KeySpan Operating Services LLC                                          LLC               100%                   1,569

KeySpan Exploration and Development Corporation                         LLC               100%                  66,218

KeySpan Natural Fuels                                                   LLC               100%                   2,390

Delta KeySpan, Inc.                                                      10               100%                  13,000

Paulus Sokolowski and Sartor, Inc.                                    242,262             100%                  37,027

Fourth Avenue Enterprise Piping Corp.                                   100               100%                  14,137

KeySpan Technologies Inc.2                                              200               100%                   3,000

KeySpan MHK, Inc.                                                       100               100%                  11,396

Eastern Enterprises                                                  22,983,296           100%                 823,896

Boston Gas Company d/b/a KeySpan Energy Delivery

New England                                                           514,184             100%                 454,420

Colonial Gas Company d/b/a KeySpan Energy Delivery

New England                                                             100               100%                 210,414

Transgas, Inc.                                                        32,000              100%                   8,629

Essex Gas Company d/b/a KeySpan Energy Delivery

New England                                                              100              100%                  43,215

AMR Data Corporation                                                     100              100%                    (598)

Eastern Associated Securities Corp.                                      100              100%                  (7,044)

Eastern Energy Systems Corp.                                             100              100%                  (2,660)

Eastern Rivermoor Company, Inc.                                          100              100%                      (8)

Eastern Urban Services, Inc.                                             100               100%                 (4,396)

Midland Enterprises, Inc.                                               15.5               100%                224,042

Eastern Capital Corp.                                                    100               100%                 (5,364)

KeySpan Fritze                                                           LLC               100%                 24,443

KeySpan Energy Solutions                                                 LLC               100%                  8,249

-----------------
2 KeySpan Technologies, Inc. owns an approximately 12.5% equity interest in Enporion, Inc. which is an exempt telecommunications company under the Act. Keyspan does not have the other information immediately regarding Enprion that is required by this section; it will file such information by amendment.


------------------------------------------------------------- ------------------- ---------------- --------------------
                       Name of Issuer                          Number of Common   % Voting Power    Issuer Book Value
                                                                 Shares Owned                            ($000)
------------------------------------------------------------- ------------------- ---------------- --------------------

KeySpan Energy Supply                                                    LLC               100%                  8,075

Mystic Steamship Corporation                                              10               100%                   (745)

PCC Land Company, Inc.                                                 5,000               100%                  2,000

Philadelphia Coke Co., Inc.                                            1,000               100%                 (1,776)

KeySpan Home Energy Services (New England), Inc. f/n/a                   100               100%                  1,958
ServicEdge Partners, Inc.

EnergyNorth, Inc.                                                   3,322,903               100%               128,543

EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery           120,000               100%               119,326
New England

Broken Bridge Corporation                                              10,000               100%                   404

EnergyNorth Propane, Inc.                                              25,000               100%                 5,586

EnergyNorth Realty, Inc.                                                  500               100%                   292

ENI Mechanicals, Inc.                                                  10,000               100%                 2,331


                         INVESTMENTS IN OTHER COMPANIES

        10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (which ever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

Information regarding Item 10 is set forth in Item 9. KeySpan classifies its investments in other enterprises through its investments in subsidiaries and has provided such information in Item 9.

                        INDEBTEDNESS OF SYSTEM COMPANIES

        11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

Indebtedness of System Companies

a) Debts Owed to Associate Companies as of 12/31/2000


                                                                               Rate of      Date of

   Name of Debtor                  Name of Creditor            Amount Owed     Interest     Maturity
   --------------                  ----------------            -----------     --------     --------
KeySpan Energy Construction       KeySpan Corporation          $4,000,000        N/A           N/A
KeySpan Energy Management         KeySpan Corporation          $5,500,000        N/A           N/A
KeySpan Energy Services           KeySpan Corporation          $19,000,000       N/A           N/A
KeySpan Services, Inc.            KeySpan Corporation          $3,734,173        N/A           N/A
Roy Kay, Inc.                     KeySpan Corporation          $18,633,907       N/A           N/A
Fritze KeySpan                    KeySpan Corporation          $4,000,000        N/A           N/A
Paulus, Sokolowski, Sartor        KeySpan Corporation          $0                N/A           N/A
WDF                               KeySpan Corporation          $12,000,000       N/A           N/A
Delta                             KeySpan Corporation          $500,000          N/A           N/A
Active                            KeySpan Corporation          $0                N/A           N/A
Binsky & Snyder                   KeySpan Corporation          $0                N/A           N/A
KeySpan Energy Solutions          KeySpan Corporation          $3,000,000        N/A           N/A
ServiceEdge                       KeySpan Corporation          $0                N/A           N/A
ENI Mechanical                    KeySpan Corporation          $400,000          N/A           N/A


Note: The system companies are billed each month using KeySpan Corporation's "Cost of Funds" which are based on the then current market rates. In addition, a 10 basis point fee is assessed on the unborrowed amount and billed quarterly in arrears.

b) Debts owed to others at 12/30/00:

      BY PERMISSION OF THE STAFF OF THE COMMISSION, "DEBTS OWED TO OTHERS" HAS BEEN OMITTED.

                                PRINCIPAL LEASES

        12. Describe briefly the principal features of each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.


                                                                Estimated 2000
Lessee                                    Item(s) Leased        Payments              Expiration Date
------                                    --------------        --------------        ---------------

KeySpan Corporation                       Real Estate           $12,800,000                2012


                                                                Estimated 2000
Lessee                                    Item(s) Leased        Payments              Expiration Date
------                                    --------------        --------------        ---------------

Brooklyn Union                            Real Estate              $112,700               11/05
Brooklyn Union                            Real Estate               $18,667              4/30/00
Brooklyn Union                            Real Estate               $40,600              4/30/12
Brooklyn Union                            Real Estate              $294,541              5/31/08
Brooklyn Union                            Real Estate               $41,920                N/A
Brooklyn Union                            Vehicle Leasing        $1,447,900                N/A

Houston Exploration                       Real Estate              $392,462              7/31/04

Fritze KeySpan                            Real Estate              $253,000                 2001

KeySpan Energy Management                 Real Estate               $39,674                 3/00
KeySpan Energy Management                 Real Estate               $75,511                10/02
KeySpan Energy Management                 Real Estate              $539,794                 4/07
KeySpan Energy Management                 Real Estate               $18,989                 4/02
KeySpan Energy Management                 Real Estate               $62,500                 5/00
KeySpan Energy Management                 Real Estate               $18,287                 N/A
KeySpan Energy Management                 Vehicle Leasing          $348,228                 N/A

KeySpan Energy Solutions                  Real Estate              $287,500                 6/05
KeySpan Energy Solutions                  Real Estate               $57,600                 6/02
KeySpan Energy Solutions                  Real Estate              $144,000                12/04
KeySpan Energy Solutions                  Real Estate               $64,895                12/04
KeySpan Energy Solutions                  Equipment                 $16,495                 N/A
KeySpan Energy Solutions                  Vehicles                  $14,951                 N/A
KeySpan Energy Solutions                  Vehicles                  $14,951                 N/A

Active Conditioning Corp.                 Real Estate               $16,345             10/31/01
Active Conditioning Corp.                 Real Estate               $53,852              9/30/03

Delta KeySpan                             Real Estate               $37,485             11/14/01
Delta KeySpan                             Real Estate               $26,100             11/14/01
Delta KeySpan                             Vehicles                  $29,835                 9/02
Delta KeySpan                             Vehicles                   $1,258                 4/00
Delta KeySpan                             Vehicles                   $4,668                 4/02

KeySpan Communications                    Vehicles                   $6,177                12/02

KeySpan Services, Inc.                    Real Estate               $41,157                12/02
KeySpan Services, Inc.                    Equipment                  $2,520                12/02
KeySpan Services, Inc.                    Vehicles                  $24,889                12/02

KeySpan Energy Services                   Real Estate               $11,093                 5/02
KeySpan Energy Services                   Vehicles                  $17,786                12/02

KeySpan Gas East Corporation d/b/a        Real Estate              $196,838                12/00
KeySpan Energy Delivery Long Island
KeySpan Gas East Corporation d/b/a        Real Estate               $95,400              8/31/04
KeySpan Energy Delivery Long Island



                                                                Estimated 2000
Lessee                                    Item(s) Leased        Payments              Expiration Date
------                                    --------------        --------------        ---------------

KeySpan Gas East Corporation d/b/a        Real Estate              $373,588              8/31/01
KeySpan Energy Delivery Long Island
KeySpan Gas East Corporation d/b/a        Real Estate              $108,600             11/03/02
KeySpan Energy Delivery Long Island
KeySpan Gas East Corporation d/b/a        Real Estate              $216,497              5/31/04
KeySpan Energy Delivery Long Island
KeySpan Gas East Corporation d/b/a        Real Estate            $2,509,675              2/28/01
KeySpan Energy Delivery Long Island

Ravenswood                                Leases                $30,797,016                12/04
Ravenswood                                Vehicles/Equipment    $13,904,957

                                 SECURITIES SOLD

      13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:


                             SECURITIES SOLD ($000)

------------------------------------------------------------------------------------------------------------------------------------
                                                       Proceeds
                                                       Received by      Approximate

                                        Amount         Issuer per       Expenses of        Name of                  Underwriters
                                        Issued         $100 (Before     Issuer             Underwriters             Initial Offering
   Titles of Issue                      or Sold        Expenses)        per $100           or Purchasers            Price
------------------------------------------------------------------------------------------------------------------------------------
New Bond Issues

---------------

KeySpan Generation LLC Pollution         $41,125         $41,125           $1,250          Goldman Sachs & Co.,        100.000%
Control Refunding Revenue Bonds                     (See Note 1)                           JP Morgan & Co. and
                                                                                           Merrill Lynch and Co.

KeySpan Gas East Corporation            $400,000        $399,344           $2,600          Merrill Lynch & Co.,        99.836%
Medium Term Notes (2000)                                                                   Chase Securities Inc.,
                                                                                           JP Morgan & Co.

KeySpan Gas East Corporation            $125,000        $124,906             $750          Chase Securities Inc.        99.925%
Medium Term Notes (2001)

KeySpan Corporation 5 Year Notes        $700,000        $698,488           $4,200          JP Morgan & Co.,             99.784%
                                                                                           Chase Securities Inc.,
                                                                                           Saloman Smith Barney, et al


                             SECURITIES SOLD ($000)
------------------------------------------------------------------------------------------------------------------------------------
                                                       Proceeds
                                                       Received by      Approximate

                                        Amount         Issuer per       Expenses of      Name of                    Underwriters
                                        Issued         $100 (Before     Issuer           Underwriters               Initial Offering
   Titles of Issue                      or Sold        Expenses)        per $100         or Purchasers              Price
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Corporation 10 Year Notes       $700,000        $699,482           $4,500        JP Morgan & Co.,               99.926%
                                                                                         Chase Securities Inc.,
                                                                                         Saloman Smith Barney, et al

KeySpan Corporation 30 Year Notes       $250,000        $249,610           $2,200        JP Morgan & Co.,               99.844%
                                                                                         Chase Securities Inc.,
                                                                                         Saloman Smith Barney, et al

Bond Re-Offerings

-----------------

Brooklyn Union Gas  Facility            $125,000      See Note 2           $1,300        Goldman, Sachs & Co. and      100.000%
Revenue Bonds 1997 Series A-1 and                                                        Lehman Brothers
A-2


Equity Offerings

----------------

Beginning in 1998, KeySpan implemented a stock buy back program whereby 25 million shares of common stock were repurchased. In accordance with employee and shareholder stock purchase plans these shares are currently being issued on an on-going basis for employee purchase and shareholder dividend reinvestment.

Notes:
------
 1) Although this bond was a new issue for KeySpan Generation, it represents two tax-exempt bonds originally issued under the Long Island Lighting Company (LILCO). After the merger of KeySpan Energy and LILCO the bonds were placed under a promissory note with the Long Island Power Authority. In order to remove the bonds from under the promissory notes and to realize interest savings, these bonds were refunded and re-issued by KeySpan Generation. Currently the bonds are remarketed weekly.

 2) In January 2000, the interest rate mode was changed and these bonds were reoffered through a dutch auction process; therefore no proceeds were received from the re-offering.

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

        14.(a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary.

            Information with respect to KeySpan's Investor Program is set forth in Registration No. 333-53657; information with respect to KeySpan's 401K Plan is set forth in Registration No. 333-40472; information with respect to KeySpan's Employee Discount Stock Purchase Plan is set forth in Registration No. 333-53765; information with respect to KeySpan's subsidiary, KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island's Medium Term Note (MTN) Program is set forth in Registration No. 333-92003; information with respect to KeySpan's $1.65 Million Security Issuance is set forth in Registration No. 333-43768; and information with respect to KeySpan's Incentive Compensation Plan is set forth in Registration No. 333-79151;

            Certain information regarding agreements with respect to future distribution of Securities of KeySpan and its subsidiaries is set out in the following documents, the applicable portions of which are hereby incorporated by reference:

            (b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

            The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the Registrant or affiliated companies thereof by virtue of their employment relationship with the Registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.

                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

        15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

             (a) The twenty largest holders of the common stock of KeySpan, as of its most recent dividend record date.

             KeySpan shares can be held by certificate, through dividend reinvestment plans, through employee investment plans, though investment companies, and other street name and nominee accounts. Absent an unreasonable expenditure of time and money, KeySpan has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, KeySpan is only able to provide information as to shares registered with KeySpan.

             The following table sets forth KeySpan's twenty largest registered shareholders on the books as of January 11, 2001:

                                                        Number of  Percent of
                                                        Shares     Class
Title of Issue    Holder of Record and Address          Owned
--------------    ----------------------------          --------   ----------

Common Stock      Barclays Global Investors             5,011,000       3.72%
                  45 Freemont Ave. 18th Floor
                  San Francisco, CA 94105

Common Stock      Prudential/Jennison Investment

                   Corporation                          4,755,000       3.53%
                  466 Lexington Ave., 18th Fl.
                  New York, NY 10017

Common Stock      State Street Global Advisors          2,500,000       1.86%
                  225 Franklin Street
                  Boston, MA 02110

Common Stock      Fidelity Management & Research        1,950,000       1.45%
                  82 Devonshire Street
                  Boston, MA 02109

                                                        Number of  Percent of
                                                        Shares     Class
Title of Issue    Holder of Record and Address          Owned
--------------    ----------------------------          --------   ----------

Common Stock      Vanguard Group, Inc.                  1,850,000       1.37%
                  P.O. Box 2600, V36
                  Valley Forge, PA 19481

Common Stock      Deutsche Asset Management Americas    1,665,000       1.24%
                  855 third Avenue
                  New York, NY 10022

Common Stock      Batterymarch Financial Mgmt., Inc.    1,600,000       1.19%
                  200 Calrendon Street
                  Boston, MA 02116

Common Stock      Mellon Equity Associates              1,550,000       1.15%
                  500 Grant Street, Suite 3700
                  Pittsburgh, PA  15258
Common Stock      MFS Investment Management             1,500,000       1.11%
                  500 Bolyston Street
                  Boston, MA 02116

Common Stock      Mellon Bank (Private Asset Management) 1,500,000      1.11%
                  500 Grant Street
                  Pittsburgh, PA 15258

Common Stock      Wellington Management Company, LLP     1,500,000      1.11%
                  75 State Street
                  Boston, MA 02109

Common Stock      American Express Financial Advisors    1,380,000      1.02%
                  IDS Tower 10
                  Minneapolis, MN 55440

Common Stock      College Retirement Equities Fund       1,140,000      0.85%
                  757 Third Avenue
                  New York, NY 10017

Common Stock      Morgan Stanley Dean Witter Advisors,Inc. 1,050,000    0.78%
                  1221 Avenue of the Americas
                  New York, NY  10020

Common Stock      Franklin Advisers, Inc.                 1,050,000     0.78%
                  777 Mariners Island Blvd. - Box 777
                  San Mateo, CA 94403

Common Stock      Federated Investors, Inc.               1,019,000     0.76%
                  Federated Investors Tower - 1001 Liberty
                  Pittsburgh, PA 15222

Common Stock      Pioneer Investment Management, Inc.     1,005,000     0.75%
                  60 State Street, 19th Floor

                  Boston, MA 02109

Common Stock      Duff and Phelps Inv. Mgmt. Co.          1,000,000     0.74%
                  55 East Monroe Street
                  Chicago, IL 60603

Common Stock      Morgan Stanley Dean Witter Invt. Mgmt.  1,000,000     0.74%
                  1221 Avenue of the Americas
                  New York, NY  10020

Common Stock      AXA Rosenberg Investment Management       900,000     0.67%
                  IDS Tower 10
                  Minneapolis, MN 55440


        (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

            At the most recent record dated there were 6,174 shareholders holding 1,000 shares or more. The aggregate number of shares held by these shareholders was 121,769,207.

        (c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

            At the most recent record date, there were 67,664 shareholders holding less than 1,000 shares. The aggregate number of shares held by these shareholders was 14,345,735.

                        OFFICERS, DIRECTORS AND EMPLOYEES

        16.(a) Positions and Compensation of Officers and Directors. Give name and address of each director and office (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

        State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

        (b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

        (c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

        (d) Contracts.  If any such director, trustee or officer as aforesaid:

        (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

        (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

        (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

        (e) Banking Connections. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

          By permission of the Staff, information required to be disclosed pursuant to Items 16(a) through 16(e) is not set forth herein. Prior to the Transaction, the officers and directors of KeySpan were officers and/or directors of KeySpan or Eastern. Information regarding the positions and compensation of officers and directors of KeySpan prior to the Transaction is set forth in the KeySpan Annual Report, which is hereby incorporated by reference. Information regarding the positions and compensation of officers and directors of Eastern prior to the Transaction is set forth in the Eastern Annual Report, which is hereby incorporated by reference. Information regarding the positions and compensation of officers and directors of Energy North prior to the Transaction is set forth in the Energy North Annual Report, which is hereby incorporated by reference. Information regarding the positions and compensation of officers and directors of The Houston Exploration Company prior to the Transaction is set forth in The Houston Exploration Company Annual Report, which is hereby incorporated by reference. Information regarding the positions and compensation of officers and directors of Midland Enterprise, Inc. prior to the

          Transaction is set forth in the Midland Enterprise, Inc. Annual Report, which is hereby incorporated by reference.

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

        17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

        The Chase Manhattan Bank serves or has served as administrative agent and trustee with respect to issuances of debt by KeySpan and its subsidiaries and is a member of a syndicate of banks which is party to several credit facilities. KeySpan also has customary banking relationships with The Chase Manhattan Bank, they provide cash management and credit services, including payroll account, lockbox, foreign exchange and investment custody account services. In addition, Chase Securities Inc., an affiliate of The Chase Manhattan Bank, acts as a placement agent for our commercial paper program. Moreover, J.P. Morgan & Co., also a subsidiary of Chase, serves as one of several underwriters in our MTN program.

                    SERVICE, SALE AND CONSTRUCTION CONTRACTS

        18. As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

        KeySpan Corporate Services LLC has entered into service agreements, the form of which was filed as Exhibit G-1 to the Financing U-1 and is incorporated herein by reference, with KeySpan Corporation, KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, KeySpan Generation LLC, KeySpan Electric Services LLC, KeySpan Services, Inc., KeySpan Energy Development Corporation, KeySpan Ravenswood Services Corp., KeySpan Energy Trading Services LLC, Boston Gas Company d/b/a KeySpan Energy Delivery New England, Colonial Gas Company d/b/a KeySpan Energy Delivery New England, Essex Gas Company d/b/a KeySpan Energy Delivery New England, EnergyNorth Natural Gas Company d/b/a KeySpan Energy Delivery New England, Midland Enterprises, Inc. and The Houston Exploration Company.

        KeySpan Utility Services has entered into service agreements, the form of which was filed as Exhibit G-2 the Financing U-1 and is incorporated herein by reference, with KeySpan Electric Services LLC, KeySpan Generation LLC, KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, KeySpan Ravenswood Services Corp., KeySpan Energy Trading LLC.

              KeySpan Engineering and Survey, Inc. has entered into service agreements, the form of which was filed as Exhibit G-3 to the Financing U-1 and is incorporated herein by reference, with KeySpan Electric Services LLC, KeySpan Generation LLC, KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, KeySpan Ravenswood Services Corp., KeySpan Energy Trading LLC.

                                   LITIGATION

        19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

        (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

        (2) Proceedings involving any franchise claimed by any such company;

        (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

        (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

        (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds and amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

         Information regarding litigation involving KeySpan and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1 Legal Proceedings in KeySpan's annual report on Form 10-K for the period ended December 31, 1999; KeySpan's quarter report on Form 10-Q for the period ended March 31, 2000 (File No. 1-14161); KeySpan's quarterly report on Form 10-Q for the period ended September 30, 2000 (File No. 1-14161); Item 1 Legal Proceedings in Eastern's annual report on Form 10-K for the period ended December 31, 1999 (File No. 1-02297; and Item 1 Legal

         Proceedings in EnergyNorth's annual report on Form 10-K for the period ended December 31, 1999 (File No. 1-11441).

                                    EXHIBITS

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

        A corporate chart of KeySpan and its subsidiaries is attached as Exhibit A.

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included the text appearing on each certificate or a copy of each resolution or other document establishing or defining such rights and limitations. The text of each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

        By permission of the Staff, in lieu of the exhibits required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the state of incorporation for the registrant and each of its subsidiary companies and (ii) a brief description of every subsidiary company of the registrant including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.

EXHIBIT C. (a) With respect to each class of funded debt shown in the answers to
Item 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

                       OMITTED BY PERMISSION OF THE STAFF

        (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2(a) (18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

                       OMITTED BY PERMISSION OF THE STAFF

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

        The information in response to Exhibit D is not yet available due to timing considerations. KeySpan operates on a January 1 through December 31 fiscal year. KeySpan is in the process of preparing its year-end financials By permission of the Staff of the Commission, KeySpan will provide the information in response to this Exhibit D by April 15, 2001.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the follow maps (properties of associate companies operating in continuous or nearby area may be shown on the same map, provided property and service areas of each company are shown distinctively).

        (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

        See Exhibit E-1 for KeySpan Generation LLC attached hereto.

        (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

               (a) Generating plants-kind and capacity;

          (Note-In stating electric capacities, use name plate rating when available.)

               (b) Transmission lines -voltage, number of circuits, kind of supports, kind and size of conductors;

               (c) Transmission substations-capacity.

               (d) Distribution substations-capacity.

               (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

          See Exhibit E-1

        (3) Map showing service area in which gas service is furnished, indicating the names of companies serving continuous areas;

              See Exhibit E-2 for New York gas companies. See Exhibit E-3 for Massachusetts gas companies See Exhibit E-4 for New Hampshire gas companies

         (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

                (f) Generating plants-kind and daily capacity;

                (g) Holders-kind and capacity;

                (h) Compressor stations-capacity in horsepower;

                (i) Transmission pipe lines-size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

                (j) Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises; giving names of such companies and other enterprises;

                (k) General location and outline of gas producing and reserve areas and diagramatic location of gathering lines.

        See Exhibits E-6 through E-10

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE (ss. 259.603).

             The information in response to Exhibit F is not yet available due to timing considerations. KeySpan operates on a January 1 through December 31 fiscal year. KeySpan is in the process of preparing its year-end financial statements and annual reports which are not due until March 31, 2001. By permission of the Staff of the Commission, KeySpan will provide the information in response to this Exhibit F by April 15, 2001.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE (ss. 259.603).

           The information in response to Exhibit G is not yet available due to timing considerations. KeySpan operates on a January 1 through December 31 fiscal year. KeySpan is in the process of preparing its annual reports which are not due until March 31, 2001. By permission of the Staff of the Commission, KeySpan will provide the information in response to this Exhibit G by April 15, 2001.

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18.

             See the service agreements for KeySpan Corporate Services LLC, KeySpan Utility Services LLP and KeySpan Engineering & Survey Inc. the forms of which were filed as Exhibits G-1, G-2 and G-3 respectively to the financing U-1, as amended, in File No 70-9699 which are incorporated herein by reference.

             This registration statement comprises:

             (a) Pages numbered 1 to 39, consecutively.

             (b) The following Exhibits: the Exhibits shown on the attached exhibit index.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the city of Brooklyn and State of New York, on the 6th day of February, 2001.

                                        KEYSPAN CORPORATION


                                        By /s/ Steven L. Zelkowitz
                                          ------------------------
                                          Steven L. Zelkowitz
                                          Senior Vice President and General
                                          Counsel

Attest:

/s/ Elaine Weinstein

-------------------------------
   (Signature of Officer)

Senior Vice President, Human Resources

--------------------------------------
   (Title)

                                  VERIFICATION

State of New York

County of Brooklyn ss.

     The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated February 6, 2001, for and on behalf of KeySpan Corporation; that he is a Senior Vice President of such company and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                        /s/ Steven L. Zelkowitz
                                        ------------------------
                                        Steven L. Zelkowitz
                                        Senior Vice President

        Subscribed and sworn to before me, this 6th day of February, 2001.

                                        /s/ Colleen A. Meade
                                        ------------------------------------
                                        Notary Public

        My commission expires June 16, 2001

                                INDEX OF EXHIBITS

EXHIBIT NUMBER                           DESCRIPTION
--------------                          -------------

  A-1 Corporate charts of KeySpan and Subsidiaries (to be filed by amendment)

  D-1 Consolidating Financial statements of KeySpan and Subsidiaries (to be filed by amendment)

  D-2 Consolidating Financial statements of Eastern and Subsidiaries (to be filed by amendment)

  D-3 Consolidating Financial statements of EnergyNorth and Subsidiaries (to be filed by amendment)

  E-1         Map  of  KeySpan  service  area  (electric),   generating  plants,
              substations and transmission lines (filed herewith on Form SE)

  E-2         Map of KeySpan (New York)service area (gas)(filed herewith on
              Form SE)

  E-3 Map of Eastern (Massachusetts) service area (gas) (filed herewith on Form SE)

  E-4 Map of EnergyNorth (New Hampshire) service area (gas) (filed herewith on Form SE)

  E-5         Map of KeySpan electric system,  generating plants,
              transmission   lines,   transmission   substations,
              distributions      substations,      points      of
              interconnection (to be filed by amendment)

  E-6         Map of KeySpan (New York) gas system,  generating plants, holders,
              compressor   stations,    transmission   pipelines,    points   of
              interconnection, general location (filed herewith on Form SE)

  E-7         Map  of  Colonial's  gas  system,   generating  plants,   holders,
              compressor   stations,    transmission   pipelines,    points   of
              interconnection, general location (filed herewith on Form SE)

  E-8         Map of Essex's gas system, generating plants, holders,  compressor
              stations,   transmission  pipelines,  points  of  interconnection,
              general location (filed herewith on Form SE)

  E-9         Map of Boston's gas system, generating plants, holders, compressor
              stations,   transmission  pipelines,  points  of  interconnection,
              general location (filed herewith on Form SE)

  E-10        Map  of  EnergyNorth  gas  system,   generating  plants,  holders,
              compressor   stations,    transmission   pipelines,    points   of
              interconnection, general location (filed herewith on Form SE)

  F-1         KeySpan Annual Report (to be filed by amendment)

  F-2         Eastern Annual Report (to be filed by amendment)

  F-3         EnergyNorth Annual Report (to be filed by amendment)

  G-1 Annual Reports of the Registrant and the Utilities that have filed with any State commission (to be filed by amendment)

  H-1         Typical  KeySpan  system  service   agreement   (incorporated   by
              reference to Exhibits G-1, G-2 and G-3 to the Financing U-1 (File No. 70-9699)